Exhibit 99.1

JINXUAN COKING COAL LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in US$, except shares)

As of June 30, 2019 (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$217,270
Accounts receivable	420,711
Other receivables	2,609,192
Prepayments and other current assets	23,411
Total Current Assets	3,270,584
Non-current assets
Property and equipment, net	346,536
Right-of-Use asset	240,496
Total Assets	$3,857,616

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advance from customer	$688
Other payables and accrued expenses	2,528,404
Income taxes payable	43,753
Amount due to related parties	407,024
Lease liability - current	91,399
Total Current Liabilities	3,071,268
Non-Current liabilities
Lease liability - noncurrent	95,836
Total Liabilities	3,167,104

Shareholders’ equity
Ordinary shares (0.001 par value, 100,000,000 shares authorized, 14,333,334 shares issued and outstanding as of June 30, 2019)	14,333
Additional paid-in capital	861,301
Statutory reserve	74,956
Accumulated deficit	(182,600)
Accumulated other comprehensive loss	(77,478)
Total Shareholders’ Equity	690,512
Total Liabilities and Shareholders’ Equity	$3,857,616

 JINXUAN COKING COAL LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in US$, except shares)

Six Months Ended June 30, 2019 (Unaudited)
Revenue
- Agent fee from third parties	$357,242
Total revenue	357,242

Cost of revenue
- Product sales to third parties
Total cost of revenue	-
Gross profit	357,242

Operating expenses
Selling and marketing expenses	18,939
General and administrative expenses	349,617
Total operating expenses	368,556
Loss from operations	(11,314)

Other expense
Interest income on bank deposit	246
Interest expense	(25,455)
Other expenses, net	(105)
Total other expenses, net	(25,314)

Loss before income tax	(36,628)
Income tax expenses	-
Net loss	$(36,628)
Other comprehensive loss
Foreign currency translation loss	(581)
Comprehensive loss	$(37,209)

Weighted average number of shares, basic and diluted	14,333,334
Basic and diluted loss per share	$(0.003)